UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-12970

Goldcorp Inc.

(Translation of registrant's name into English)

Suite 3400 - 666 Burrard St.

Vancouver, British Columbia V6C 2X8 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☐             Form 40-F        ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INCORPORATION BY REFERENCE

Exhibit 99.1 (Management's Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2018) and Exhibit 99.2 (Condensed Interim Consolidated Financial Statements of the Company for the three and nine months ended September 30, 2018) to this Report on Form 6-K shall be incorporated by reference into Registration Statement Nos. 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116, 333-188805, 333-195816 and 333-213153 on Form S-8, No. 333-207371 on Form F-3 and No. 333-226751 on Form F-10 of the Company, as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Act of 1934, in each case as amended.

EXHIBIT INDEX

Exhibit	Description of Furnished Exhibit

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2018

99.2	Condensed Interim Consolidated Financial Statements of the Company for the three and nine months ended September 30, 2018

99.3	Form 52-109F2 Certification of Interim Filings - CEO

99.4	Form 52-109F2 Certification of Interim Filings - CFO

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: October 24, 2018	/s/ Anna M. Tudela
Name: Anna M. Tudela Title: Vice-President, Diversity, Regulatory Affairs and Corporate Secretary